Exhibit 99.1

TFA THERAPEUTICS, INC.
(formerly known as Cordyceps Sunshine Biotech Holdings Co., Ltd.)
OTCQB: RAJAF

PRIVATE PLACEMENT ORDINARY SHARE
SUBSCRIPTION AGREEMENT

CONFIDENTIAL—INVITATION ONLY; NO PUBLIC DISTRIBUTION OR U.S. DIRECTED SELLING EFFORTS

The Shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities law and are offered solely in reliance upon an applicable exemption. Neither the U.S. Securities and Exchange Commission nor any other authority has approved, disapproved or reviewed the Offering; any representation to the contrary is unlawful.

This document is not a guarantee of return, liquidity, uplisting, listing, repurchase or share price. An investor may be unable to sell the Shares for an indefinite period and may lose the entire investment.

Issuer	TFA Therapeutics, Inc. (formerly known as Cordyceps Sunshine Biotech Holdings Co., Ltd.; Cayman Islands; OTCQB: RAJAF)
Security	Ordinary Shares
Price	US$2.52 per Share
Target	3,968,254 Shares; approximately US$10,000,000
Maximum Amount	Up to 5,952,381 Shares; approximately US$15,000,000
Expiration Date	30 days after Subscriber’s actual signature date
Exemption	Regulation S offshore only—non-U.S. Persons outside the United States
Control	English controls if the bilingual texts conflict
Closing & Later Credit	Rolling allotment and statutory register entry; securities-account credit after Offering Completion

EXECUTION AND PROCESS INSTRUCTIONS

The Subscriber needs only complete the basic information, whole number of Shares, Total Subscription Amount and actual execution date on the Subscriber Signature Page and sign once. The Total Subscription Amount must equal Shares × US$2.52. The actual date may not be left blank or backdated, and the Company may not accept an undated subscription. Any post-signature completion, page removal, page substitution or amendment is governed by Section 14.2, except the Company’s completion of the Company Acceptance Page and Schedule B as authorized herein.

This version is solely for an offshore Regulation S subscription under the Securities Act. The Subscriber must be a non-U.S. Person, must be outside the United States when originating the subscription order and executing and delivering this Agreement, and the transaction must be completed as an Offshore Transaction (as defined term under Rule 902(h) of Regulation S).

Bank details are intentionally blank in this template. Schedule B may be completed and signed by an authorized Company representative before Subscriber execution and Company acceptance. After receiving this complete Agreement, Schedule A and Schedule B and authenticating Schedule B through a known channel, the Subscriber may remit before Company acceptance. Any advance remittance is refundable subscription money pending review and does not constitute Company acceptance, allotment, issuance or closing of this offering (“Closing”) or change the Subscriber’s actual execution date.

The number of Shares and amount accepted by the Company are determined solely by the Company Acceptance Page. Unaccepted amounts will be refunded under this Agreement.

SCOPE OF THIS VERSION

On the single Subscriber Signature Page, the Subscriber makes an integrated certification of its Regulation S offshore status, legal eligibility, lawful source of funds and accuracy of information, and agrees to provide necessary KYC information separately upon the Company’s reasonable request.

The Subscriber is responsible for the accuracy of its representations and information. The Company must still investigate apparent inconsistencies and perform non-waivable securities, disclosure, filing and anti-fraud duties.

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PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT • CONFIDENTIAL

PRIVATE PLACEMENT ORDINARY SHARE SUBSCRIPTION AGREEMENT

This Private Placement Ordinary Share Subscription Agreement (this “Agreement”) is entered into by and between TFA Therapeutics, Inc. (formerly known as Cordyceps Sunshine Biotech Holdings Co., Ltd.), a company incorporated and validly existing under the laws of the Cayman Islands (the “Company”), and the subscriber identified on the signature page (the “Subscriber”), as of the date stated on the Company Acceptance Page.

WHEREAS, the Company proposes to issue newly issued Ordinary Shares in a non-public offering, and the Subscriber desires to subscribe for such Shares under this Agreement and an applicable securities-law exemption; NOW, THEREFORE, the parties agree as follows.

Article 1 Definitions and Nature of Offering

1.1 Shares

“Shares” means the ordinary shares issued under this Agreement, with the rights and restrictions set forth in the Company’s Memorandum and Articles of Association in effect at issuance.

1.2 Offering

“Offering” means the non-public issuance of Shares under Regulation S solely to non-U.S. Persons individually identified and directly invited in advance and located outside the United States. No public offering or general solicitation may be made to unspecified persons in Taiwan, and “private placement” does not mean reliance on Article 43-6 of Taiwan’s Securities and Exchange Act. The Subscriber may not receive the offer, originate the subscription order, execute or deliver this Agreement or initiate payment while in the United States, or subscribe for the account or benefit of a U.S. Person. The Company’s later lawful allotment, register entry or post-Closing administrative account credit does not constitute another subscription act by the Subscriber.

1.3 Statutory Terms

The terms “United States,” “U.S. Person,” “Offshore Transaction,” “Directed Selling Efforts,” “Regulation S,” “Distribution Compliance Period” and “Rule 144” have the meanings assigned by the Securities Act of 1933, as amended and the applicable rules in effect at execution and Closing. Statutory definitions control over any summary in this Agreement.

1.4 Business Day, Expiration Date and Offering Completion Date

“Business Day” means a day other than a Saturday, Sunday or public holiday on which banks are generally open in New York, the Cayman Islands and Taipei. “Expiration Date” means 5:00 p.m. Taipei time on the 30th calendar day after the Subscriber’s actual execution date, extended to the next Business Day if necessary. An undated offer is incomplete and may not be accepted. The parties may extend an individual Expiration Date in writing before it expires. “Offering Completion Date” means the date when all accepted subscriptions have either Closed or terminated with any required refund completed, and the Company has announced in writing that it will accept no further subscriptions.

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Article 2 Subscription, Price and Offering Size

2.1 Subscription

The Subscriber applies to purchase for cash the whole number of Shares stated on the signature page at a fixed price of US$2.52 per Share. The Total Subscription Amount must equal the number of Shares multiplied by US$2.52. If inconsistent, the Company may not alter the entries and may require a corrected, initialed entry. The Company may accept all or part of the subscription; the Shares and amount stated on the Company Acceptance Page are the final accepted amount, and any unaccepted funds shall be refunded under Section 3.5.

2.2 Target and Maximum

The Offering targets approximately US$10,000,000 (3,968,254 Shares) and up to 5,952,381 Shares, with no minimum aggregate proceeds required for a Closing. The Company may conduct rolling Closings for individual Subscribers or reasonable batches and may accept, partially accept or reject any oversubscription. Any change to the Offering maximum requires necessary corporate approval and written disclosure before acceptance of an affected subscription.

2.3 Reference Valuation and Discount

The commercial pricing reference is a US$350,000,000 equity valuation and 111,120,000 issued and outstanding Ordinary Shares, producing an approximate reference value of US$3.15 per Share and an approximate 20% discount at US$2.52. This information explains the pricing method only and is not an independent valuation, fairness opinion, current or fully diluted capitalization assurance, post-Closing valuation or promise of investment return. If a material capitalization change occurs before acceptance, the Company shall provide an updated written discount explanation; unless amended in writing by both parties, the Purchase Price remains US$2.52 per Share.

2.4 No Additional Rights

Unless expressly provided in the Company’s organizational documents or a separate written agreement duly executed by the Company, the Shares carry no board seat, anti-dilution, price-protection, repurchase, redemption, preemptive, most-favored-nation, resale-registration, guaranteed-dividend or uplisting/listing right.

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PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT • CONFIDENTIAL

Article 3 Submission, Acceptance, Payment and Refund

3.1 Submission, Expiration and Withdrawal

Delivery of this completed, dated and signed Agreement, together with any legal-eligibility or KYC/AML information reasonably requested by the Company, constitutes the Subscriber’s offer. Before Company acceptance, the Subscriber may withdraw any unaccepted portion by written notice received by the Company, and the offer expires automatically on the Expiration Date. If fresh execution is required, no prior signature page may be reused or transplanted.

3.2 Company Review and Acceptance

The Company may accept, partially accept, defer or reject a subscription based on the Offering limit, corporate authority, applicable law, securities-law exemption, KYC/AML, sanctions, source of funds or reasonable business considerations. Only before the Expiration Date, after necessary review, the written Section 7.3 compliance determination, corporate approval and confirmation of sufficient authorized and unissued Shares, may an authorized representative date and sign the Company Acceptance Page. Only then does the subscription become binding for the accepted Shares and amount.

3.3 Advance Remittance and Wire Instructions

Schedule B may be completed and signed by an authorized Company representative before the Subscriber executes this Agreement or before Company acceptance. The Subscriber may remit only after receiving this complete Agreement, Schedule A and Schedule B and verifying the instructions through a previously known Company channel, to an account in the Company’s name or a lawfully authorized escrow or collection account. Payment may be made before or after Company acceptance. An advance remittance is conditional and refundable subscription money pending review and does not by itself constitute a complete subscription offer, Company acceptance, allotment, issuance or Closing. Upon the Subscriber’s later execution and delivery of this Agreement bearing the actual date, this Agreement applies to that advance remittance. Any change to the wire instructions requires Company reissuance and renewed Subscriber verification.

3.4 Funds, Charges and Availability

The Subscriber shall pay by the deadline in Schedule B, bear outgoing charges and ensure receipt of the full amount in cleared, irrevocably available U.S. dollar funds. No physical cash, crypto-asset or third-party payment is accepted without prior written Company approval and necessary review. Before Closing, funds received shall remain refundable subscription money pending review and Closing and may not be used. After acceptance, receipt of the corresponding funds and satisfaction of Section 4.2, the accepted portion shall be included in the next rolling Closing as soon as reasonably practicable. At Closing, the funds become Company funds without awaiting completion of the entire Offering or later securities-account credit. Any amount exceeding the accepted amount shall be refunded under Section 3.5.

3.5 Termination and Refund

The affected portion terminates upon rejection, valid withdrawal before acceptance, termination of the Offering by the Company or expiration before acceptance. If the Company does not receive a dated and signed Agreement within ten Business Days after an advance remittance, processing shall terminate and the funds shall be refunded, unless the parties extend that period in writing before expiration. After acceptance, any unpaid portion terminates automatically three Business Days after the Schedule B payment deadline, unless the Company extends the payment deadline in writing before termination. After acceptance and receipt of the full amount in cleared, irrevocably available funds, the Company shall Close within ten Business Days; otherwise, the affected portion terminates automatically unless the parties extend that period in writing before expiration. Funds received for an unaccepted or terminated portion shall be returned without interest within five Business Days to the originating account or a verified same-name account of the Subscriber, less only unavoidable bank charges. A legally required delay does not constitute a breach, and the Company shall refund promptly when legally permitted.

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Article 4 Closing, Statutory Registration and Later Account Credit

4.1 Rolling Closing

For each accepted subscription or batch, Closing occurs on the date when all of the following have occurred (the “Closing Date”): (a) the Company has signed the Company Acceptance Page; (b) the Company has received the full amount in cleared, irrevocably available U.S. dollar funds; (c) the conditions in Section 4.2 have been satisfied or lawfully waived in writing; (d) the Board or its lawful delegate has duly allotted the accepted Shares as fully paid; and (e) the Subscriber and Share particulars required by Cayman Islands law have been entered in the Company’s register of members, including where lawfully maintained by the Company’s authorized register keeper or transfer agent. Clauses (d) and (e) may not be waived. At Closing, the subscription funds become Company funds and the Subscriber becomes a registered member from the date stated in the register. Later securities-account credit is not a condition to Closing.

4.2 Conditions to the Company

In addition to Section 4.1, the Company’s obligation to Close is conditioned upon the Subscriber’s representations and information remaining true, complete and not materially misleading at Closing; satisfactory legal-eligibility, KYC/AML, sanctions, tax, beneficial-owner and source-of-funds review; receipt of the information required for an accurate register entry and completion of the written Section 7.3 compliance determination; necessary corporate approval and sufficient authorized and unissued Shares; and lawful completion under the applicable exemption and other law. No legally non-waivable condition may be waived. The absence of a transfer agent, brokerage, custody or securities-depository account is not a failure of a Closing condition.

4.3 Conditions to Subscriber Funding and Closing

If the Company accepts before the Subscriber has paid in full, the Subscriber’s obligation to pay the unpaid amount is conditioned upon the Company’s material representations and warranties remaining true at payment and the Company having the authority required to accept, allot and complete the register entry. The Company may Close only while its material representations and warranties remain true at Closing. After full payment and delivery of the information required by Section 4.2, no further Subscriber signature or prior securities account is required for allotment and entry in the register, except as expressly required by law or this Agreement.

4.4 Closing Evidence and Later Consolidated Account Credit

Within five Business Days after Closing, the Company shall provide written or electronic evidence of the Closing Date, number of Shares Closed and register entry, or a share certificate if the Company elects to provide one. Within thirty Business Days after the Offering Completion Date, the Company shall begin processing, together or in batches, transfer-agent direct registration or book entry, or, if eligible, credit through DTC or another securities depository to the Subscriber’s brokerage or custody account. The Company does not represent or guarantee DTC eligibility, broker acceptance, depository eligibility, transfer-agent eligibility or completion of any securities-account credit. Later processing is subject to applicable law, Article 8 restrictions, institutional eligibility and procedures, and the Subscriber’s provision of an eligible account and KYC information; the Company does not guarantee third-party completion. If processing cannot be completed, the Shares remain in the legally effective register position without affecting the Closing Date, shareholder rights, commencement of restrictions or the Company’s right to use the subscription funds.

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PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT • CONFIDENTIAL

Article 5 Investment Information, Risks and Use of Proceeds

5.1 Review and Professional Advice

The Subscriber confirms that, before execution, it had reasonable time to review this Agreement and Schedule A, ask questions and obtain information reasonably available from the Company without unreasonable burden or expense, and was advised to consult its own legal, tax, financial and investment advisers.

5.2 Investment Risks and No Assurance

This investment is highly speculative, and the risks in Schedule A are non-exhaustive. An OTC quotation is not a listing on a U.S. national securities exchange. The Company gives no assurance of product approval, commercialization, profit, dividends, financing, liquidity, resale registration, uplisting, listing or future share price; the Subscriber may be unable to sell the Shares for an indefinite period and may lose the entire investment. Forward-looking information is subject to assumptions and uncertainty.

5.3 TFA-01 Rights and Potential Conflict

Under the Cooperation and Development Agreement for the Antcin A Platform dated June 24, 2026, TFA-01 is an Antcin A Platform Product. Legal ownership of the platform assets remains with Pet Sunshine Biological Research Co., Ltd., and the Company holds exclusive, royalty-free worldwide development, commercialization, licensing and sublicensing rights. Unless otherwise agreed in writing, platform commercial revenues are shared 50%/50%. The potential conflict arising from Szu Hao Huang’s representation of both parties shall be addressed under applicable governance and fiduciary-duty procedures.

5.4 Use of Proceeds

The Company expects to use the proceeds for development, regulatory advancement and commercialization of the licensed platform; CMC, manufacturing and capacity expansion; market development; public-company compliance; working capital; professional fees; and other general corporate purposes. Proceeds may be used after each individual or batch Closing, and failure to reach the aggregate target does not unwind a completed Closing or create a refund right. The Board may adjust timing and allocation within those purposes and applicable law based on actual needs.

Article 6 General Subscriber Representations, Warranties and Covenants

The Subscriber makes the following representations, warranties and covenants on execution and again at Closing and agrees that the Company, its directors, officers, professional advisers, banks and transfer agent may reasonably rely on them for compliance and completion of the transaction.

6.1 Capacity, Authority and Legal Eligibility

The Subscriber has full legal capacity and authority to execute and perform this Agreement; if an entity, it is duly organized, validly existing and has obtained necessary internal approvals. This Agreement binds the Subscriber, subject to bankruptcy, insolvency and general equitable principles. The Subscriber has obtained any internal, governmental, foreign-exchange or other approval required to subscribe, pay for, own and dispose of the Shares, and execution, payment, ownership and performance will not materially violate applicable law, organizational documents, a court order or an agreement binding on it.

6.2 Investment Account, Capacity and Independent Decision

The Subscriber acquires for its own account, or for fully disclosed and eligible beneficial owners, for investment and not for unlawful distribution, immediate resale or an undisclosed person. It has sufficient knowledge and experience to evaluate the investment, or has been assisted by an independent adviser, can bear an indefinite holding period and complete loss, and has decided based on this Agreement and its own investigation without relying on any oral promise or assurance not contained herein.

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6.3 Information, Updating and Lawful Funds

Information supplied by the Subscriber concerning identity, address, U.S. Person status, legal eligibility, beneficial ownership, control persons and source of funds is true, correct and complete without material omission; any pre-Closing change shall be reported promptly in writing. The funds derive from lawful sources and do not involve crime, money laundering, terrorist financing, tax evasion, corruption, bribery, sanctions evasion or other unlawful activity; no third-party funds are used except as disclosed and approved in writing.

6.4 Unauthorized Intermediaries

Unless authorized by the Company in writing, no finder, adviser or third party may alter terms, give assurances or receive subscription funds on behalf of the Company.

Article 7 Regulation S Offshore Offering Exemption

7.1 Offshore Eligibility and Subscriber Certification

The Subscriber reaffirms the integrated certification in Section 1.2 and the signature page: it is not a U.S. Person and is not acquiring for the account or benefit of any U.S. Person; receipt of the offer, origination of the subscription instruction, execution and delivery, and initiation of payment required of the Subscriber occur outside the United States; it was not induced by Directed Selling Efforts and has no prearranged U.S. resale; and it will comply with applicable law and Article 8. Any pre-Closing change shall be reported promptly in writing. Regulation S status is determined under the full Rule 902 definition.

7.2 Company-Side Closing and Later Processing

If Closing consists solely of Company-side allotment and register entry with no further subscription act by the Subscriber, the Subscriber need not remain outside the United States at that time. Later Company processing of Closing evidence, direct registration or account credit does not by itself create a second Closing, offer or sale or alter the original Closing Date or commencement of applicable restrictions.

7.3 Company Regulation S and Local-Law Determination and Implementation

Before accepting any subscription, the Company shall obtain and retain a written determination by qualified U.S. securities counsel or an appropriate compliance officer covering the Regulation S classification of the Company and the Shares, including foreign-issuer and reporting-issuer status, Substantial U.S. Market Interest, the applicable Category, the Distribution Compliance Period and its commencement, Offering Restrictions, required distributor or underwriter documents, and any registration, filing, approval or exemption required in the actual jurisdiction of sale. The Company and its distributors, affiliates and representatives shall not engage in Directed Selling Efforts in the United States and shall implement applicable Rule 903 measures and required filings. Subscriber self-certification does not replace the Company’s issuer-side analysis.

Article 8 Unregistered Shares, Transfer Restrictions and Legends

8.1 Unregistered Shares and Transfer Restrictions

The Shares are not registered under the Securities Act or state securities laws, and no fixed release, tradability or legend-removal date is promised. The Subscriber shall not directly or indirectly offer, sell, assign, pledge, hedge or otherwise transfer any Share unless the Company gives prior written consent after receiving evidence reasonably satisfactory to it, including any U.S. securities-law opinion it reasonably requires, confirming that the transaction is lawful under Regulation S, an effective registration statement or another available exemption and complies with the applicable Distribution Compliance Period, stop-transfer instructions and other restrictions. Expiration of any period does not automatically make the Shares saleable or remove a legend or stop-transfer instruction. The Company may approve an administrative account credit under Section 4.4 for the same beneficial owner, provided it involves no sale, pledge, hedge or change of beneficial ownership and preserves the original Closing Date and all applicable restrictions.

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PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT • CONFIDENTIAL

8.2 Rule 144 and No Resale Registration Obligation

Rule 144 is only a possible resale safe harbor and remains subject to holding-period, public-information, affiliate, shell-company, volume, manner-of-sale, Form 144 and other conditions. The Company does not assure that expiration of any period permits sale or legend removal. Unless expressly stated in a separate written agreement duly executed by the Company, it has no obligation to register a resale, maintain any exemption or pay legal-opinion, transfer-agent or legend-removal costs.

8.3 Refusal of Noncompliant Transfers and Restrictive Legends

The Company shall instruct its transfer agent to refuse any transfer not made under Regulation S, effective registration or an available registration exemption and may require a legal opinion, representation, broker confirmation or other reasonable evidence before transfer or legend removal. If applicable law prevents refusal, other reasonable measures shall be used to prevent a noncompliant transfer. Certificates or electronic book-entry records shall bear legends required under Section 7.3 and applicable law and may use the English legend in Schedule A or a substantially similar legend; any removal requires lawful confirmation by the Company and its transfer agent.

Article 9 Company Representations and Warranties

9.1 Organization, Power and No Material Conflict

The Company is duly incorporated and validly existing under Cayman Islands law and has corporate power to conduct its current business and execute and perform this Agreement. Execution, performance and issuance of the Shares will not materially violate its organizational documents, applicable law binding on the Company or a material agreement.

9.2 Corporate Authorization

Before accepting any subscription, the Company shall obtain Board approval or other corporate action required to approve the Offering, Purchase Price, maximum subscription acceptance, individual or batch allotments, register entries, lawful delegation and authorized execution and the Company shall confirm sufficient authorized and unissued Shares.

9.3 Binding Effect and Valid Issuance

When the Company’s authorized representative signs the Company Acceptance Page, this Agreement becomes a legal, valid and binding obligation of the Company, subject to bankruptcy, insolvency, reorganization and general equitable principles. Shares for which the Purchase Price has been received, required authority obtained, due allotment completed and lawful entry made in the register of members under Section 4.1 are validly issued, fully paid and non-assessable at Closing; validity does not depend on later account credit under Section 4.4. They are free of Company-created liens other than restrictions under this Agreement, the organizational documents and applicable law.

9.4 Filings, Disclosure and Statutory Duties

The Company will make filings or notices legally required under the exemption used and applicable law. To the Company’s knowledge, as of the date of this Agreement, the Agreement, taken as a whole, contains no material misstatement or material omission; however, the Company does not guarantee acceptance of an exemption claim, forecasts, valuation, research results or future events. Nothing herein relieves the Company of non-waivable securities, disclosure, filing, antifraud or other mandatory duties.

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Article 10 KYC, AML, Sanctions, Data and Confidentiality

10.1 Documentation, KYC/AML, Sanctions and Later Account Credit

The Subscriber shall provide identity or organizational, signatory-authority, beneficial-owner, sanctions and source-of-funds documents required by applicable law or reasonably requested by the Company, its bank or transfer agent; tax or financial information is required only when necessary under law or transaction review. The Company may verify through reliable databases, public records or professional services and, if unable reasonably to confirm the information, may defer, reject or terminate before Closing. Neither the Subscriber nor any beneficial owner, control person, director or representative is sanctioned or owned or controlled by a sanctioned person, and the transaction shall not evade sanctions, AML, anticorruption, antibribery, counter-terrorist-financing or export-control law. After Closing, the Subscriber shall reasonably provide account-opening, KYC and institutional forms needed for later direct registration or account credit under Section 4.4; failure may delay or prevent that processing but does not retroactively terminate a completed Closing. After Closing, the Company may pursue only remedies under this Agreement and applicable law.

10.2 Data Processing

Subject to applicable data-protection law, the Subscriber consents to the Company collecting, processing, retaining and transferring its information across borders and disclosing it to necessary banks, professional advisers, transfer agents, brokers, custodians, securities depositories, service providers and authorities for reviewing and completing the transaction, securities and KYC/AML compliance, receiving or returning funds, issuing Shares, maintaining the register of members, processing Section 4.4 account credit and responding to authorities.

10.3 Confidentiality and No Distribution

This Agreement is solely for an invited Subscriber’s evaluation and may not be copied, published, posted, forwarded or distributed except to professional advisers bound by confidentiality or as compelled by law. It may not be used for Directed Selling Efforts in the United States or in violation of public-solicitation restrictions in the jurisdiction of sale. Nothing herein restricts voluntary reporting to, providing information to or cooperating with the SEC or another governmental authority.

Article 11 Subscriber Responsibility, Indemnity and Non-Waivable Matters

11.1 Subscriber Responsibility

The Subscriber is responsible for the truth, completeness and accuracy of its representations and information in this Agreement, KYC materials and other submissions. They must be true at execution and Closing and survive as their nature requires.

11.2 Subscriber Indemnity

To the fullest extent permitted by law, the Subscriber shall indemnify the Company and its directors, officers, employees, agents, banks, transfer agent and professional advisers for losses, liabilities, claims, penalties, sanctions and reasonable legal expenses directly caused by its material misrepresentation, material omission, forged document or material breach.

11.3 Limitations and Statutory Rights

Section 11.2 excludes losses primarily caused by the Company’s fraud, willful misconduct, gross negligence, material breach or breach of a non-waivable duty. Nothing in this Agreement relieves non-waivable securities, disclosure, filing or antifraud duties, waives a non-waivable Subscriber right, or limits liability that law does not permit to be limited.

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PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT • CONFIDENTIAL

Article 12 Notices

12.1 Method and Effectiveness

A formal legal notice must be in writing and delivered personally, by trackable courier or registered mail, and is effective upon actual receipt; an address change must be made likewise. Section 4.4 Closing confirmations, Offering Completion Date notices and later account communications may be emailed to the address on the signature page and are effective when sent if no nondelivery notice is received.

12.2 Company Notice Address

The Company’s notice address is 6F., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan, solely for notices under this Agreement and not as its Cayman Islands registered office.

12.3 Subscriber Notice Address

The Subscriber’s notice address is stated on the signature page. Except for administrative communications under Section 12.1, email is a courtesy copy only unless otherwise agreed in writing.

Article 13 Governing Law, Jurisdiction and Jury Waiver

13.1 New York Law

Except for Section 13.2, this Agreement and any dispute arising out of or relating to it are governed by the laws of the State of New York, without regard to conflict-of-laws principles.

13.2 Cayman Corporate Matters

The Company’s incorporation, existence, corporate power, Board authorization, valid issuance of Shares, register of members, shareholder status and internal affairs are determined under Cayman Islands law and the Company’s organizational documents.

13.3 Exclusive Jurisdiction and Jury Waiver

Each party irrevocably submits to the exclusive jurisdiction of the state and federal courts located in New York County, New York and, to the fullest extent permitted by law, waives trial by jury. A party may enforce a New York judgment in any court of competent jurisdiction.

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Article 14 Miscellaneous

14.1 Entire Agreement

This Agreement and its Schedules are the entire agreement for this subscription and supersede prior related agreements, discussions and representations, without limiting non-waivable antifraud or disclosure duties.

14.2 Amendment, Document Integrity and Waiver

Any amendment must be signed in writing by the Company and the Subscriber. After the Subscriber signs, neither party may remove or substitute pages, replace the body, transplant a signature page, backdate or fill a blank, except that the Company may complete the Company Acceptance Page and Schedule B under Sections 2.1, 3.2 and 3.3. Handwritten changes require both parties’ initials, and the complete Agreement, Schedules and signature pages must be retained together. A written waiver is limited to its stated matter; delay is not a waiver.

14.3 No Assignment

The Subscriber may not assign rights or obligations without the Company’s written consent. This does not imply that Shares may be transferred free of Article 8.

14.4 Severability

An invalid or unenforceable provision does not affect the remainder and shall be replaced by an enforceable term closest to its lawful commercial purpose.

14.5 Expenses and Taxes

Unless otherwise stated, each party bears its legal, tax, advisory and other expenses; the Subscriber bears its own filings and taxes arising from subscription, ownership and disposition.

14.6 Counterparts, Electronic Signatures and Retention

This Agreement may be executed in counterparts and by identifiable electronic or scanned signature, all constituting one instrument. Electronic execution records must include the complete final document, signature page and available transmission and signing records; a signature image detached from the body is not the complete Agreement.

14.7 Further Assurances

Each party shall reasonably provide documents needed to complete the transaction, legal filings and Section 4.4 later registration or account credit, without materially increasing an economic obligation not agreed in writing.

14.8 Survival

Representations, transfer restrictions, confidentiality, indemnity, governing law, jurisdiction and Section 4.4 later processing and cooperation duties that by law or nature should survive remain effective after an individual Closing, Offering Completion or termination.

14.9 Bilingual Text; English Controls

The Chinese and English texts shall be interpreted consistently; English controls any ambiguity or inconsistency.

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PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT • CONFIDENTIAL

SCHEDULE A

KEY RISKS AND REGULATION S RESTRICTIVE LEGEND

KEY RISKS—NON-EXHAUSTIVE

Drug and platform research, clinical or nonclinical results, regulatory approval, CMC, manufacturing, intellectual property and commercialization may be delayed or fail. The Company may require continuing financing and face going-concern, negative-working-capital, cash-flow, internal-control, public-company-compliance and future-dilution risks.

The TFA-01/Antcin A Platform assets are owned by Pet Sunshine Biological Research Co., Ltd. The Company holds exclusive licensed rights, commercial revenues are generally shared 50%/50%, and the same individual represented both parties in signing, creating ownership, dependency and potential-conflict risks.

OTC quotation is not a U.S. national securities exchange; trading may be limited, volatile or disrupted. The Shares are unregistered and subject to Regulation S, Rule 144, stop-transfer and other restrictions; no fixed release or legend-removal date is promised, and expiration of a period does not automatically permit sale. The Company may use funds after each individual or batch Closing, and failure to reach the target does not require a refund. Transfer-agent direct registration or brokerage, custody or depository credit may be delayed or unavailable; the Shares may remain only on the register of members, limiting access and liquidity.

The Company is a Cayman Islands foreign private issuer, and shareholder rights, disclosure and remedies may differ. Cross-border operations; changes in securities, tax, foreign-exchange, sanctions, data or other laws in Taiwan or elsewhere; and changes in valuation, forecasts, development timelines or use of proceeds may produce materially adverse results, including total loss.

APPLICABLE REGULATION S RESTRICTIVE LEGEND

Regulation S Shares may bear the following or a substantially similar English legend:

Regulation S Legend / REGULATION S LEGEND

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW, AND WERE ISSUED IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S. NO FIXED RELEASE, TRADABILITY OR LEGEND-REMOVAL DATE IS PROMISED. THE SECURITIES MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION, AND SUBJECT TO APPLICABLE DISTRIBUTION-COMPLIANCE, STOP-TRANSFER, EVIDENTIARY AND COMPANY-CONSENT REQUIREMENTS. EXPIRATION OF ANY PERIOD DOES NOT AUTOMATICALLY AUTHORIZE TRANSFER, REQUIRE LEGEND REMOVAL OR MAKE THE SECURITIES TRADABLE.

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SIGNATURE PAGES

SUBSCRIBER SIGNATURE PAGE

SUBSCRIPTION DETAILS

The Subscriber shall complete the number of Shares and total amount. The price is fixed at US$2.52 per Share; the total must equal a whole number of Shares multiplied by US$2.52.

SUBSCRIBER INFORMATION

Full Legal Name: ______________________________________________________

Notice Address: _______________________________________________________

Email: _______________________________________________________

SUBSCRIPTION TERMS

Number of Shares Subscribed	________________________ Shares
Purchase Price per Share	US$2.52
Total Subscription Amount	US$ ______________________________
Calculation	Shares × US$2.52

INTEGRATED SUBSCRIBER CERTIFICATION

The Subscriber confirms that it is not a U.S. Person under Rule 902(k), was outside the United States when originating the subscription order and executing and delivering this Agreement, and will complete the transaction as an Offshore Transaction. It purchases for itself or a fully disclosed non-U.S. beneficial owner, with no purchase for a U.S. Person, unlawful U.S. distribution or prearranged U.S. resale. The Subscriber also confirms that the Company furnished this Agreement directly, that it is not subscribing due to a public solicitation to unspecified persons in Taiwan, and that it will not distribute these materials to solicit others.

The Subscriber confirms legal eligibility under applicable law and lawful source of funds; neither it nor any beneficial owner is sanctioned or owned or controlled by a sanctioned person. Its information is true, correct and complete without material omission, and it will provide necessary KYC documents under Section 10.1. The Company may defer or reject before Closing if it cannot reasonably verify the information.

The Subscriber had a reasonable opportunity to review and ask questions; understands Article 2 pricing, Schedule A risks, the unregistered and resale-restricted status of the Shares, illiquidity and possible total loss; and received no assurance of principal, profit, repurchase, listing, liquidity or share price. By signing, the Subscriber agrees to this Agreement and Schedule A, authorizes the Company to complete Schedule B under Section 3.3, and applies its signature to all Subscriber representations and covenants herein; no separate check, initial or signature is required.

SINGLE SUBSCRIBER EXECUTION

Subscriber Signature: __________________________                          / Date: __________________

CONFIDENTIAL –2026-08-31– 14 / Page 14 of 16

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT • CONFIDENTIAL

SIGNATURE PAGES

COMPANY ACCEPTANCE PAGE

EFFECT OF ACCEPTANCE

The Company accepts only the Shares and amount expressly entered below. If acceptance is partial, the unaccepted portion does not become binding; any unaccepted funds received are refunded under Section 3.5. The Company confirms that the Subscriber entered an actual execution date and that the Company completed the Section 7.3 determination and necessary pre-acceptance review.

Delivery of Schedule B, receipt of funds, a notice or an accounting entry is not acceptance. Only a signature on this page bearing the actual date and made by an authorized representative constitutes acceptance. If the Subscriber has not already remitted, it shall pay under Schedule B. Any amount remitted before acceptance becomes available to the Company only upon Closing under Article 4.

Subscriber	________________________________________________________
Shares Accepted	________________________ Shares
Purchase Price per Share	US$2.52
Amount Accepted	US$ ______________________________
Exemption	Regulation S—Offshore Transaction Only
Subscriber Actual Execution Date	________________________________________________________

TFA THERAPEUTICS, INC.

(formerly known as Cordyceps Sunshine Biotech Holdings Co., Ltd.; OTCQB: RAJAF)

Authorized Signature: ________________________________________________

Name: ____________________________________________________________

Title: ____________________________________________________________

Date of Acceptance: __________________________________________________

CONFIDENTIAL –2026-08-31– 15 / Page 15 of 16

SCHEDULE B

OFFICIAL COMPANY WIRE INSTRUCTIONS—BANK DETAILS INTENTIONALLY BLANK

READ BEFORE PAYMENT

The Subscriber may remit before or after Company acceptance once it has received and verified this Schedule, provided that the Company furnished the complete Agreement and Schedule A before remittance. Only an authorized Company representative may complete and sign the blank fields, and the Subscriber must independently reconfirm them through a previously known Company contact channel. Issuance of this Schedule, remittance by the Subscriber or receipt of funds by the Company does not constitute acceptance, allotment, issuance or Closing. Funds remitted before acceptance are refundable subscription funds pending review, and any unaccepted amount will be refunded under Section 3.5.

Any instruction to remit to a personal account, undisclosed third-party account, crypto-asset wallet or an account different from the account stated in this Schedule is a red flag; stop payment. Verification of this Schedule requires no additional Subscriber signature.

BANK DETAILS—COMPANY TO COMPLETE

Account Name	CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD.
Account Capacity	Account in Issuer’s name
Bank Name	Taishin International Bank
Bank Address	No.17, SEC. 2, JIANGUO N. RD., JHONGSHAN DISTRICT, TAIPEI CITY 104, TAIWAN (R.O.C)
IBAN / Account No. or IBAN	068760050895
SWIFT / BIC	TSIBTWTP
Payment Reference	Subscription for OTCQB: RAJAF

COMPANY AUTHENTICATION AND AUTHORIZATION

The Company confirms that the foregoing is the official payment instruction for this subscription and may be issued before or after Company acceptance; issuance of this Schedule does not constitute Company acceptance. The account arrangement has required corporate authorization. If an escrow or collection account not in the Company’s name is used, the Company has completed necessary legal, accounting and KYC confirmation. Any change requires reissuance and renewed verification.

Company Authorized Signature: ___________________________________________

Name and Title: ___________________________________________________

Issue Date and Time: __________________________________________

Company Verification Reference (if any): _________________________________

— END OF DOCUMENT —

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